October 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: RMG Networks Holding Corporation: Request for Withdrawal of Registration Statement on Form S-3 File Number 333-215673

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), RMG Networks Holding Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3, No. 333-215673, filed on January 23, 2017 (the “Registration Statement”) be withdrawn. The Registration Statement sought to register 19,538,858 shares of common stock, $0.0001 par value per share (the “Common Stock”) and 2,533,333 warrants. The Registration Statement was declared effective on February 9, 2017.

On September 28, 2018, the Company completed its previously announced merger with SCG Digital Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of SCG Digital, LLC (“Parent”), pursuant to the Agreement and Plan of Merger, dated as of April 2, 2018 (as amended, the “Merger Agreement”), by and among the Company, Parent, Merger Sub and SCG Digital Financing, LLC. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SCG Digital Holdings, LLC (“SCG Digital Holdings”), the surviving entity in a merger with Parent immediately prior to the Merger.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

The Company hereby requests that the SEC issue an order granting the withdrawal of the Registration Statement and all exhibits thereto. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use by the Company or SCG Digital Holdings.

If you have any questions regarding this matter, please contact Ameer Ahmad of Mayer Brown LLP at (312) 701-8917.

RMG NETWORKS HOLDING CORPORATION

By:	/s/ Robert Michelson
	Name:	Robert Michelson
	Title:	President and Chief Executive Officer